UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, October 15, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:    Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that Graña y Montero S.A.A. and Alcogroup S.A. from Belgium made a binding offer for the purchase of shares of The Maple Companies Limited consisting on: (i) US$ 4’000,000.00 for the acquisition of 40.0% of the shares of The Maple Companies Limited and, (ii) a commitment for an increase of capital in The Maple Companies Limited of US$ 13’000,000.00.

Through this communication, we comply with informing that on October 15, 2014, this operation has been approved by Maple Energy PLC Board of Directors, and will be elevated to its Shareholders’ meeting.

As a result of this offer, the percentages hold by Graña y Montero S.A.A. and Alcogroup S.A. in The Maple Companies Limited will be 30.43% and 43.48% respectively.

The offer includes, as a purchase condition, the sale of 100% of the shares of The Maple Gas Corporation del Perú SRL in favor of our subsidiary Graña y Montero Petrolera S.A. (“GMP”) within an estimated period of thirty days, for an amount equivalent to US$ 31 million. Moreover, as an additional condition included in the offer, it is required to assign the funds from the capital increase as well as from the sale of the shares of The Maple Gas Corporation del Perú SRL to Maple Etanol SRL and Maple Biocombustibles SRL.

Once the sale is concluded, GMP will own 100% of The Maple Gas Corporation del Perú and Graña y Montero S.A.A. will be a minority shareholder (30.43%) of The Maple Companies Limited.

Sincerely,

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

____________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: October 15, 2014